EXHIBIT (11)

                           FRP PROPERTIES, INC.
                 COMPUTATION OF EARNINGS PER COMMON SHARE


                                                 Years Ended September 30


                                              1998        1997         1996


Net income                                $4,480,000   4,260,000    4,165,000

Common shares:

Weighted average shares
 outstanding during the period -
 shares used for basic earnings
 per share                                 3,451,748   3,490,207    3,587,894

Shares issuable under stock
 options which are potentially
 dilutive                                     44,442      39,716       59,487

Shares used for diluted earnings
 per share                                 3,496,190   3,529,926    3,647,381


Basic earnings per common share                $1.30       $1.22        $1.16

Diluted earnings per common share              $1.28       $1.21        $1.14

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